                                                                                                             [FCX Letterhead]

September 19, 2007

Via EDGAR and Fax Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jill Davis Kevin Stertzel
Re:	Freeport-McMoRan Copper & Gold Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 1-11307

Dear Mr. Stertzel:

Freeport-McMoRan Copper & Gold Inc. (the “Company” or “FCX”) is submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated September 6, 2007, with respect to our above-captioned periodic reports.  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 44

Comment 1:  Please eliminate your subtotal relating to the change in working capital presented in your statement of cash flows, as this presentation is not contemplated by SFAS 95.

Response 1:  We will comply with this comment in future filings by revising our presentation to eliminate the line item titled “(Increase) decrease in working capital.”

Note 1 - Summary of Significant Accounting Policies

Property, Plant, Equipment and Development Costs, page 49

Comment 2:  We note your disclosure that indicates development costs are capitalized beginning after proven and probable reserves have been established. Please tell us and disclose your accounting for drilling and related costs incurred for the purpose of converting measured, indicated and inferred resources to reserves.

September 19, 2007

Response 2:  Our accounting policy considers drilling and related costs incurred for the purpose of converting measured, indicated and inferred resources (“mineral resources”) to proven and probable reserves to be similar to mineral exploration costs, which are charged to expense as incurred. Our policy is based on the rationale that capitalizing these types of drilling costs would be inconsistent with the essential characteristics of an asset provided in paragraph 26 of FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (CON 6). Specifically, we believe to consistently substantiate that all such costs “embody a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash flows” is very difficult, as the ultimate economic benefits are generally subjective and uncertain at the time of the expenditure. Accordingly, we believe capitalizing all drilling and related costs incurred for the purpose of converting mineral resources to proven and probable reserves would be inconsistent with the asset recognition principles in CON 6. Additionally, in accordance with Emerging Issues Task Force (EITF) Issue 04-3, Mining Assets: Impairment and Business Combinations, value is assigned to mineral resources at a producing mine in a business combination and in testing long lived assets for impairment. However, absent a business combination, we do not believe current U.S. GAAP recognizes costs incurred associated with mineral resources as an asset.

To clarify our accounting for drilling and related costs incurred for the purpose of converting measured, indicated and inferred resources to reserves, we will update Note 1, Summary of Significant Accounting Policies, for property, plant, equipment and development costs in our Form 10-K for the fiscal year ended December 31, 2007, to include the following (additions to current disclosure are underlined):

“Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred.”

Comment 3:  Please tell us and disclose your accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage properties.

Response 3:  We also consider costs incurred to identify new resources beyond our existing inferred resources at development or production stage properties to be similar to mineral exploration costs, which under our accounting policy, are charged to expense as incurred. Please refer to the updated disclosure provided above in Response 2.

Deferred Mining Costs, page 50

Comment 4:  Please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

September 19, 2007

Response 4:  FCX’s historical mining operation included only one pit at the Grasberg minerals district. Following its acquisition of Phelps Dodge on March 19, 2007, FCX’s operations include mining operations with multiple pits. We believe that when several pits within a mining complex share common infrastructure, processing equipment and a common ore body, the accounting treatment of deferred stripping costs depends on whether the pits are determined to be separate and distinct mining areas. In making this determination, we consider facts and circumstances, including whether the related mine development plans contemplated separate and distinct areas of mining operations. Additional considerations include whether expenditures relate to the enlargement of an existing mining operation or commencement of a new area of operations; whether expenditures are required to obtain property and/or equipment as part of the development (such as the creation of new haul roads, or installation of new mining equipment); whether expenditures will be subject to interest capitalization; and whether the expenditures are required to mine around a geological abnormality present in the existing ore body. If a newly created pit is determined to be a separate and distinct mining area/operation, major development expenditures, which include the cost to remove overburden and waste materials before production begins, are capitalized and amortized using the unit-of-production method based on estimated recoverable proven and probable ore reserves to be produced from that specific pit. Conversely, production-related stripping costs (i.e., if a pit is considered to be a continuation of existing mining activities) are accounted for as current production costs and a component of the associated inventory.

To clarify our accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits, we will update Note 1, Summary of Significant Accounting Policies, in our Form 10-K for the fiscal year ended December 31, 2007, to include the following disclosure:

“In accordance with EITF Issue 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, stripping costs (i.e., the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of a mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized on the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. However, where subsequent pits are considered to be a continuation of existing mining activities, stripping costs are accounted for as current production cost and a component of the associated inventory.”

Comment 5:  Please tell us how you define a mine for purposes of applying the guidance of EITF 04-6.

September 19, 2007

Response 5:  We believe that a mine is the site from which an entity has the necessary rights to extract the related ore. A mine comprises the facilities necessary to extract the ore, processing plants and any equipment necessary to separate and recover the metal, and also includes any infrastructure to transport the product and relocate overburden and waste material. A mine may consist of a single pit or several pits in close proximity that share common infrastructure, processing equipment and a common ore body. However, several pits in close proximity that share common infrastructure and processing equipment may each be considered separate mines if they represent distinct areas of mining operations with separate mine development plans.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 3 - Summary of Significant Accounting Policies

Goodwill, page 12

Comment 6:  We note your disclosure that indicates you are in the process of determining the appropriate definition of reporting units for the allocation of goodwill that may range from individual mines to aggregations of several mines. Please expand your disclosure to clarify what you mean by “an aggregation of several mines” and disclose the criteria that you use to determine which mines are to be aggregated to determine a particular reporting unit. Please refer to EITF 04-4, 98-3 and D-101.

Response 6:  We understand that under the guidance of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination should be assigned to one or more reporting units as of the acquisition date. Under SFAS No. 142, a reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the component. Additionally, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. In addition to the guidance provided by SFAS No. 142, EITF Issue 04-4, Allocation of Goodwill to Reporting Units for a Mining Enterprise, provides that an individual operating mine may constitute a reporting unit for purposes of allocating goodwill.

As a result of the March 19, 2007, acquisition of Phelps Dodge (PD), we are in the process of reviewing the management reporting structure for the integrated FCX/PD operations, and therefore, are also in the process of defining our operating segments in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. We recognize that a reporting unit under the guidance of SFAS No. 142 is the same as, or is one level below an operating segment as defined in SFAS No. 131, and in accordance with EITF Issue 04-4 an individual operating mine may constitute a reporting unit for purposes of allocating goodwill. We also recognize that the reporting units for purposes of allocating any goodwill resulting from the acquisition of PD will include individual operating mines, none of which we expect to aggregate into a single reporting unit. Therefore, in future filings we will clarify our accounting

September 19, 2007

policy for goodwill acquired in connection with the acquisition of PD as follows (additions to current disclosure are underlined):

“In accordance with accounting rules, goodwill resulting from a business combination is assigned to reporting units that are expected to benefit from the business combination, regardless of whether the assets or liabilities of the acquired entity have been assigned to those reporting units. Adjustments to the recorded values of the assets acquired and liabilities assumed in the acquisition of Phelps Dodge will occur until such values are finalized. Accordingly, the allocation of goodwill to reporting units, which will include individual mines, will be completed when FCX finalizes its purchase price allocation.”

___________________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8016.

Sincerely,

            /s/ Kathleen L. Quirk
                   Kathleen L. Quirk
             Executive Vice President,
      Chief Financial Officer & Treasurer

cc:           Richard C. Adkerson